Filed by Capella Education Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Capella Education Company

Commission File No. 001-33140

Faculty and Staff FAQ II: Capella Merging with Strayer

November 7, 2017

This tool was created to address employee and faculty questions regarding the October 30, 2017, announcement about Capella merging with Strayer.

Learners

The Merger

Impacted Jobs

IT

HR Issues

Capella University

Strategy

LEARNERS

1.	What is the most important issue to address between now and the completion of the merger?

•	We cannot let the planned merger become a distraction that compromises our ability to deliver for our learners. That must continue to be our north star: serving our learners.

•	In order to prevent the merger from becoming a distraction that disrupts our ability to serve learners, Capella’s leadership is committed to doing the following:

○	Setting an example by continuing to place our focus on our day-to-day work and delivering for our learners; and

○	Communicating clearly and candidly about merger developments as we are able.

THE MERGER

2.	Will Capella University lose its identity in this merger?

•	Capella University’s identity and reputation are what make us special and differentiated. All leaders involved are committed to maintaining the separate identities of Capella University and Strayer University.

•

Capella University will continue to operate with the same academic leadership, board of directors and faculty as it does now. Rob Silberman and Kevin Gilligan confirmed their commitment to building on the excellent reputations of Capella University, as well as Strayer University, on the investor call on Monday, Oct. 30, and Karl McDonnell addressed this in his conversation with Capella leadership and in his letter to Capella faculty and staff on Oct. 31. And, as you saw in Steve Polacek’s Nov. 3 letter to faculty and staff, during his meeting at Strayer the week of Oct. 30, Strayer leadership and employees expressed their longstanding admiration for Capella and excitement at affiliating with Capella’s strong brand.

•	One source of pride for Capella as a pioneer in online higher education has been its expert use of technology for learners’ benefit. With IT and OPUX functions across the combined company being headquartered in Minneapolis, we will remain interconnected with these vital functions at the forefront of our industry.

•	We should feel the same pride in what Capella helps learners accomplish, and how Capella faculty, staff and employees work together to aid these accomplishments.

3.	Will we lose our voice in leadership?

•	Capella University will continue to be led by the same academic leadership, board of directors and faculty.

•	Kevin Gilligan will be Vice Chairman; Steve Polacek will be Chief Integration Officer; Andy Watt will remain in his role as SVP Post-Secondary Education; and Kevin and two other Capella Education Company board members will join the board of Strategic Education, Inc.

•	Rob Silberman, Karl McDonnell, and the other Strayer leaders are committed to fulfilling their roles to enhance learner outcomes and experiences for Capella learners as well as Strayer learners.

•	We are confident in the combined leadership of Strategic Education, Inc.

4.	Will we have a chance to meet with our peers at Strayer? When will that happen?

•	Steve Polacek is leading a deliberate, thorough integration process, and his integration team will initiate any contact between Strayer and Capella employees. Until the merger is completed, we need to be cautious and thoughtful about interacting with our peers at Strayer or sharing information with them. Please do not contact Strayer employees unless you have cleared it with Steve Polacek.

5.	Will the Capella Tower name change as a result of the merger?

•	There are no plans to change the name of Capella Tower.

IMPACTED JOBS

6.	When will we have clarity on which jobs will be impacted in HR, Finance, Legal and Public Affairs?

•	We can’t answer this question with certainty yet.

•	We absolutely understand the importance of providing people with clarity as soon as possible. However, the worst thing we can do is communicate mixed messages, speculate or make poor decisions in our haste to get to clarity.

•	Integration planning began the week of October 30. This will lead to thoughtful processes by which decisions are made.

7.	For those whose jobs will be impacted, do you know how much notice they will get?

•	First, to reiterate, no positions will be impacted as a result of the merger until the finalization of the merger in the third quarter of 2018.

•	Second, we have committed that every person whose job is impacted will have at least four weeks of notice.

8.	What will happen to Capella employees who are also Capella learners? What will happen to the education benefit? Will it be covered in the benefits package?

•	In the near term, there will not be any impact.

•	We are still assessing this benefit, and it will be one of the issues we work through in integration planning.

•	We absolutely understand and value the importance of this benefit to Capella and the employees who have enrolled as learners.

9.	For those employees whose jobs are impacted, how certain will management be of the expected departure date?

•	We will be as transparent and clear as possible about the expected timelines for all impacted positions. However, there are a number of factors that can impact the ultimate timeline, and should there be a delay in the finalization of the merger this could impact departure dates.

•	To be eligible for the severance package, an employee cannot leave before the termination date established for their role in the department.

10.	During Kevin Gilligan’s strategy presentations across the organization in September and October of 2017, he explained that Capella would need to reduce spending for 2018, and that some positions could be impacted (we also addressed this in the FAQ on Oct. 30). Has the merger changed anything in regard to these potential job impacts?

•	No. As Kevin explained, he is asking every department to find cost reductions as part of the 2018 Annual Operating Plan. It’s up to leaders in each department to determine where those reductions will come from. In some departments, reductions may come from not backfilling certain roles or, in some cases, from eliminating certain positions.

•	Leaders across departments are currently evaluating their budgets to find savings for 2018, but no job-impact decisions have been made at this point.

•	Any decisions that are made about possible impacts to a limited number of positions are being made independent of the merger. We would be taking these actions regardless of the merger.

11.	If there are job impacts due to 2018 planning, will these positions get the same severance package as those whose positions are eliminated next year in conjunction with the merger?

•	Yes. For all those below the director level, the severance package will be the same.

IT

12.	Did we do significant diligence around the IT platforms and systems Strayer uses in thinking about combining this function?

•	We took great pains to do thoughtful diligence and that thoughtfulness will extend to integration planning.

•	Our CIO Loren Brown has extensive integration experience and is well positioned to lead this critical work when it begins following the finalization of the merger next year.

HR ISSUES

13.	Will benefits be changing next year?

•	Our benefit year runs August 1st through July 31st, and there will be no change before then. While subject to change, our current plan is to renew our benefits contracts through December 31, 2018. This would require a new open enrollment in the summer of 2018, and rates would be adjusted effective August 1, 2018, as a result of the new contract. As you will recall, this is our normal cycle for open enrollment and rate adjustments.

•	We cannot yet say what benefit changes are possible after 2018, but there has been a commitment to ensure a competitive benefits package that includes health and dental coverage, and 401K program with a company match.

14.	Will I need to close my 401K and begin a new one?

•	We have not determined the 401(k) plan transition strategy yet. This will be part of a comprehensive benefits plan review. A new benefits plan will be implemented effective January 1, 2019, and no change to benefit plans is expected before then.

15.	Will anyone in an impacted corporate function have the opportunity to move to Virginia?

•	That is an issue being discussed in integration planning. We will communicate more on that when we are able to do so.

16.	Are we concerned about losing talent during the period of time it takes to finalize the merger? Is leadership focused on this?

•	We always want to keep our best talent here at Capella and we’re very focused on this issue.

•	The most important thing we can do is communicate as clearly and effectively as we can throughout this process and treat our teams with respect and candor.

•	That is one of the reasons we’re continuing to communicate and answer people’s questions. We will continue to do so.

CAPELLA UNIVERSITY

17.	Will we ultimately combine Capella University and Strayer University?

•	No. Let us be explicit. They will remain separate.

18.	Can faculty work at Strayer University and Capella University now that we are merging?

•	No. Until the merger is finalized the policies that governed where faculty can work are unchanged.

STRATEGY

19.	We have talked about becoming a destination brand for career long learning and an education relationship company. How does this merger impact that vision?

•	We are a company and leadership team that is unafraid to make bold choices in pursuit of a compelling vision.

•	We believe this merger will dramatically accelerate our ability to deliver on this vision.

•	This merger gives us the scale we need to implement our strategy.

Forward Looking Statements

This communication contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Such statements may be identified by the use of words such as “expect,” “estimate,” “assume,” “believe,” “anticipate,” “will,” “forecast,” “outlook,” “plan,” “project,” or similar words and may include statements with respect to, among other things, the proposed merger of a wholly-owned subsidiary of Strayer with and into Capella, including the expected timing of completion of the merger; the anticipated benefits of the merger, including estimated synergies; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts. The statements are based on Strayer’s and Capella’s current expectations and are subject to a number of assumptions, uncertainties and risks. In connection with the safe-harbor provisions of the Reform Act, Strayer and Capella have identified important factors that could cause Strayer’s or Capella’s actual results to differ materially from those expressed in or implied by such statements. The assumptions, uncertainties and risks include:

•	the risk that the merger may not be completed in a timely manner or at all due to the failure to obtain the approval of Strayer’s or Capella’s stockholders or the failure to satisfy other conditions (including obtaining required regulatory and educational agency approvals) to completion of the merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the outcome of any legal proceeding that may be instituted against Strayer, Capella and others following the announcement of the merger;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	the risk that the benefits of the merger, including expected synergies, may not be fully realized or may take longer to realize than expected;

•	the risk that the merger may not advance the combined company’s business strategy and growth strategy;

•	the risk that the combined company may experience difficulty integrating Strayer’s and Capella’s employees or operations;

•	the potential diversion of Strayer’s and Capella’s management’s attention resulting from the proposed merger; and

•	other risks and uncertainties identified in Strayer’s and Capella’s filings with the Securities and Exchange Commission.

Actual results may differ materially from those projected in the forward-looking statements. Strayer and Capella undertake no obligation to update or revise forward-looking statements.

Additional Information and Where to Find It

Investors and security holders are urged to carefully review and consider each of Strayer’s and Capella’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Strayer with the SEC may be obtained free of charge at Strayer’s website at www.strayereducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Strayer by requesting them in writing to 2303 Dulles Station Boulevard, Herndon, VA 20171. The documents filed by Capella with the SEC may be obtained free of charge at Capella’s website at www.capellaeducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Capella by requesting them in writing to 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402.

In connection with the proposed transaction, Strayer intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Strayer and Capella and a prospectus of Strayer, and each party will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF STRAYER AND CAPELLA ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to the stockholders of each party seeking the required shareholder approval. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Strayer or Capella as described above. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Certain Information Regarding Participants

Strayer, Capella and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Strayer’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017, and in other documents filed with the SEC by Strayer and its directors and executive officers. You can find information about Capella’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2017, and in other documents filed with the SEC by Capella and its directors and executive officers. Additional information regarding the interests of these directors and executive officers in the proposed transaction will be included in the registration statement, joint proxy statement/prospectus or other documents filed with the SEC, if any, when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Strayer or Capella as described above.

No Offer or Solicitations

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.